United States securities and exchange commission logo





                             December 3, 2020

       Howard Doong
       Chief Executive Officer
       American BriVision (Holding) Corporation
       44370 Old Warm Springs Blvd.
       Fremont, CA 94538

                                                        Re: American BriVision
(Holding) Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed November 24,
2020
                                                            File No. 333-250899

       Dear Dr. Doong:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise to indicate on which tier of the OTC Markets your common stock is currently quoted.
       Selling Shareholders, page 99

   2. It appears that a number of shareholders acquired the shares of your common stock in a merger that took place
in February 2019, pursuant to a consulting agreement in June 2020 and through debt to
equity conversions in August 2019 and April 2020 yet the selling shareholders table
reflects that certain of these selling shareholders do not currently own any shares in the
company's common stock. Please revise or advise. If certain shares owned by the selling
shareholders are already issued and outstanding, please have counsel
 Howard Doong
American BriVision (Holding) Corporation
December 3, 2020
Page 2
      revise the legality opinion to state that such shares "are" legally issued, fully paid and non-
      assessable. See Section II.B.2.h of Staff Legal Bulletin No.19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                             Sincerely,
FirstName LastNameHoward Doong
                                                    Division of Corporation
Finance
Comapany NameAmerican BriVision (Holding) Corporation
                                                    Office of Life Sciences
December 3, 2020 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName